September 1, 2023

FILED AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company (“Depositor”)
and its Massachusetts Mutual Variable Life Separate Account I (“Registrant”)
Post-Effective Amendment No. 7 to Registration Statement on Form N-6
Prospectus Title: Apex VUL® (“Apex”)
File Nos. 333-229670, 811-08075

Dear Sir or Madam:

On behalf of the Depositor and the Registrant, I am submitting for filing, pursuant to Rule 485(a) under the Securities Act of 1933, Post-Effective Amendment No. 7 to the Registration Statement on Form N-6 referenced above.

The purpose of this filing is to reflect certain changes, as described below, for Apex policies issued after March 22, 2024 (“New Apex”) in comparison to Apex policies issued on or before March 22, 2024 (“Existing Apex”). After March 22, 2024, Existing Apex policies, which are issued in all 50 states, will no longer be available for sale to new investors, and New Apex policies, which will be issued only in California and New York will be available for sale to new investors.

The Depositor and the Registrant respectfully request selective review of Post-Effective Amendment No. 7 in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

In support of this request, the Depositor and Registrant note that the Staff reviewed the disclosures in the prospectus and Statement of Additional Information (“SAI”) for Apex in the Initial Registration Statement on Form N-6 filed on February 14, 2019 (as amended by Pre-Effective Amendment No. 1 filed on September 6, 2019, Pre-Effective Amendment No. 2 filed on July 2, 2020, and Pre-Effective Amendment No. 3 filed on October 2, 2020) and declared effective on October 16, 2020. The Staff also reviewed the disclosures in the prospectus, initial summary prospectus (“ISP”) and SAI in Post-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed on January 26, 2021, which was filed to comply with SEC Rule 498A and became effective with Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 filed on April 28, 2021. Subsequent post-effective amendments have been filed, the most recent being Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 filed on April 25, 2023.

In the next few days, I will provide the Staff with a copy of the enclosed supplement, as well as a copy of the ISP with the changes from the enclosed supplement incorporated, marked to indicate the differences between the New Apex and the Existing Apex.

The material differences reflected in the enclosed supplement are as follows:

1.	The New Apex policy will only be offered for sale in California and New York.

2.	The current and maximum Premium Expense Charge for the New Apex policy will be lower than the premium expense charge for the Existing Apex policy.
3.	The current and maximum Surrender Charges for the New Apex policy will be higher than the Surrender Charges for the Existing Apex policy.
4.	The current Insurance Charge for the New Apex policy will be higher than the current Insurance Charge for the Existing Apex policy.
5.	The current Asset Charge for the New Apex policy will be lower than the current Asset Charge for the Existing Apex policy.
6.	The current Face Amount Charge for the New Apex policy will be higher than the Face Amount Charge for the Existing Apex policy.
7.	For both the Existing Apex and the New Apex policy, all references in the Suicide provision to “two years” will be replaced with “one year” for the state of Minnesota.
8.	The Substitute of Insured Rider will not be available for New Apex policies.
9.	For the New Apex policy, the conversion period under the Right to Convert to a Whole Life Insurance Policy Endorsement begins at a later date. Specifically, for the New Apex policy, the conversion period begins after the fifth Policy Anniversary and ends on the 15th Policy Anniversary or Attained Age 65, whichever is earlier (compared to Existing Apex, in which the conversion period begins after the second Policy Anniversary and ends on the 10th Policy Anniversary or Attained Age 65, whichever is earlier). The endorsement is automatically included at the time the policy is issued for issue ages 59 and below (compared to issue ages 62 and below for the Existing Apex policy).
10.	For the New Apex policy, the time period to exchange the policy for a qualifying non-variable life insurance policy under the Adjustment to Surrender Charges Endorsement (for Internal Replacements) is during Policy Year 6 or later (compared to Policy Year 1 for the Existing Apex policy).
11.	The Adjustment to Surrender Charges Endorsement is not available for New Apex policies.
12.	Interest on loans for the New Apex policy is lower than the interest on loans for the Existing Apex policy.
13.	The Cboe Vest US Large Cap 10% Buffer Strategies VI Fund will be available as an investment option for the New Apex policy. Risk disclosure regarding defined outcome/buffer funds was added.

In addition to the above, certain additional stylistic, editorial, and updating changes (including to calculations and examples affected by the above changes) have been made to the New Apex prospectuses.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (860) 562-2455 or angelabrown@massmutual.com.

It is proposed that this Post-Effective Amendment become effective sixty days after filing pursuant to paragraph (a) of Rule 485.

Sincerely,

/s/ Angela N. Brown

Angela N. Brown

Lead Counsel, Life Insurance Product & Operations

for Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Life Insurance Company (MassMutual), Springfield, MA 01111-0001, and its affiliated companies.